

September 25, 2006

Mr. Jérôme Contamine
Senior Executive Vice President and Chief Financial Officer, Veolia Environment
36/38, Avenue Kléber
Paris, France 75116

     Re: **Veolia Environment**
            Form 20-F for the fiscal year ended December 31, 2005
            File No. 1-15248

Dear Mr. Contamine:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects, page 33

Critical Accounting Policies, page 34

1. In future filings, please revise your critical accounting policy disclosures as follows:
   - *Pension Liabilities* – in light of the judgment involved in estimating your pension liabilities, please disclose, in detail, how you determine the significant assumptions associated with your liabilities, the uncertainties associated with these assumptions, the risk of changes to these assumptions, and a sensitivity analysis showing the effect of a 1% change in these assumptions.

- *Asset Impairments* – in light of the significance of your US GAAP goodwill, please disclose the amount of goodwill by segment under US GAAP. In addition, please provide readers with insight as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, another material impairment charge in future periods. In this regard, for reporting units that are reasonably likely to experience material goodwill write-downs in future periods, please identify the reporting units, disclose the amount of goodwill at those reporting units, the carrying value of the reporting units, the fair value of the reporting units, the assumptions used in determining the fair value of the reporting units, the basis for these assumptions, uncertainties related to these assumptions, and a sensitivity analysis showing the effect of a 1% change in these assumptions on the fair value of the reporting units.

  With respect to your goodwill under IFRS, please clarify your accounting policy. Specifically, you state that you estimate the value of the impairment based on the fair value less selling costs where you decide to dispose the activity or the value in use where you decide to retain the activity. This policy does not appear to be consistent with your disclosures in the third paragraph in note 1-10 or with the requirements of paragraphs 18 and 104 of IAS 36.

- *Taxes* – Please expand your disclosures to discuss the circumstances and the nature of the uncertainties in the individual jurisdictions giving rise to the most significant portions of the deferred tax asset valuation allowance. Where you have reversed your deferred tax asset valuation allowance in any of the periods presented, please disclose the specific events that arose in that period for that jurisdiction which led to the reversal of the deferred tax asset valuation allowance.

  In addition, we note that you have accrued provisions for tax uncertainties, based on your disclosures in note 41. Please provide additional disclosure in future filings related to the amount of the provisions for your tax uncertainties; where on your balance sheet and income statement you have recognized these amounts; the jurisdictions where the most significant tax exposures are; the issues the tax exposures relate to; the status of negotiations, tax audits, and open tax years; and the estimated timing of cash outflows for the most significant exposures. In addition, to the extent that you have material changes in this provision in future periods, please ensure your disclosure includes the specific events in each jurisdiction that gave rise to the reversal or recognition of additional provisions.

In your response, please show us what your future disclosures will look like.

Exemptions to IFRS, page 35

2. We note that you elected to not retrospectively restate business combinations prior to January 1, 2004 in accordance with IFRS 1. We further note your disclosure that the restatement of business combinations would not have had a material impact on your consolidated financial statements. However, your basis for this statement is unclear, in light of, as an example, the accounting applied for the sale of businesses by Vivendi Universal in 1999. As such, in future filings, please clarify the basis for this statement. In addition, in future filings, please revise your disclosure to include further information regarding your election, pursuant to Instruction 3.b to Item 8 and Instruction 5.4.b. to Item 5 of Form 20-F and the example in Section III.A. of the SEC Final Rule: First-Time Application of International Financial Reporting Standards with regards to including qualitative disclosure for the impact on your financial condition, changes in financial condition and results of operations. In your response, please show us what your future disclosures will look like.

Results of Operations, page 37

3. We note your disclosures regarding changes in revenue and operating income. However, these disclosures do not provide a reader with a detailed understanding of the reasons for the changes in cost of sales, selling costs, general and administrative expenses, and other operating revenue and expenses. Accordingly, in future filings, please expand your disclosure for each period presented to discuss these items. In your response, please show us what your disclosures will look like.

Liquidity and Capital Resources, page 41

4. We note the significance of your borrowings, as well as your disclosure on page 67 that you renegotiated your debt covenants in March 2006. In light of these factors, please disclose, in future filings, any material debt covenants and whether or not you are in compliance with these covenants as of December 31, 2005. Please also disclose the effect of non-compliance. If you are not in compliance, please disclose how you intend to cure the deficiency.

Litigation, page 65

5. We note your disclosures regarding various legal proceedings. Please be aware that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant's securities. In that case, you must either (a) disclose the estimated additional loss or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Please note that any conclusion as to materiality should take into account the impact that any change in the accrual could have on quarterly or segment earnings. Accordingly, please tell us the following:

- With respect to the AES complaint, you state that you believe such litigation will not have a material adverse effect on your financial condition. Please tell us whether you believe this litigation will have a material effect on your results of operations or liquidity. If not, please provide us with your SAB 99 analysis supporting your conclusion on a gross basis, independent of any insurance or other recoveries. If so, tell us and disclose in future filings the reasonably possible range of loss relating to this litigation.
- We note that OTV has accrued a reserve for the potential outcome of the litigation relating to the City of Bangkok. Tell us and in future filings please disclose the reasonably possible additional range of loss, if any, relating to the litigation and the amount of your reserve.
- We note that due to the state of the litigation relating to the French General Direction for Consumers, Competition and Prevention of Fraud and the Brigade for the Prevention of Economic Delinquency, you cannot evaluate the financial risk associated with this litigation, and accordingly, have not accrued an amount for the potential outcome. In future filings please disclose an estimate of the reasonably possible range of loss or tell us why you are unable to do so.

Item 15. Controls and Procedures, page 81

6. We note your disclosure that "the chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2005 were effective to provide reasonable assurance that information required to be disclosed by [you] in the reports that [you] file or submit under the U.S. Securities Exchange Act of 1934, as amended, is accumulated and communicated to [your] management, including [your] chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures." In future filings, please revise to clarify and confirm for us, if true, that your disclosure controls and procedures are also effective to ensure the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reporting within the time periods specified in the rules and forms of the SEC. Alternatively, you may simply state that your disclosure controls and procedures were effective without providing additional definitions.

7. We note that, despite the restatement of your 2004 US GAAP financial information, you have concluded that your disclosure controls and procedures are effective as of December 31, 2005. Please explain, in detail, your consideration of the restatement in your evaluation of disclosure controls and procedures and why, despite the restatement, you determined that disclosure controls and procedures are effective.

8. We note that in 2005, you launched a process to evaluate your internal controls and developed action plans related to documentation of procedures, separation of tasks and information technology security. However, this disclosure does not clearly describe whether there were any changes in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In future filings, please revise your disclosures to comply with Item 15(d) of Form 20-F. In your response, please show us what your revised disclosures will look like, based on facts as of December 31, 2005.

Financial Statements
Consolidated Income Statement, page F-3

9. We note that you present your income statement based on the function of expense. Please tell us where you have disclosed the information required by paragraph 93 of IAS 1 regarding the nature of expenses.

10. Please tell us what consideration you gave to paragraph 81(b) of IAS 1, as we note that you present a net amount of finance costs (income) on the face of your income statement rather than a gross finance costs amount.

Consolidated Cash Flow Statement, page F-4

11. Citing relevant accounting literature, please tell us your basis for starting your consolidated cash flow statement based on net income for the year attributable to equity holders of the parent, rather than, for example, net income.

12. Please reconcile the following for us:
    *   Minority interest of €216.4 million on the statement of cash flows versus €137.5 million on the income statement for the year ended December 31, 2004.
    *   Income tax expense of €309.5 million on the statement of cash flows versus €184.1 million on the income statement for the year ended December 31, 2004.

Consolidated Statement of Changes in Equity, page F-5

13. We note that you have elected to recognize actuarial gains and losses related to your employee benefit plans immediately, outside profit and loss, pursuant to paragraph 93A of IAS 19. In light of this election, please tell us your consideration of paragraph 93B of IAS 19, as it appears that you have presented a consolidated statement of changes in equity, rather than a statement of recognized income and expense.

Notes to Financial Statements
General

14. Please tell us your consideration of paragraph 36 of IAS 1 with respect to the presentation of comparative information throughout your notes. For example, we note that you did not include comparative information regarding movements in goodwill, other intangible assets, publicly owned utility networks, associates and other investments, and your goodwill and other intangible asset tests, among others. Please be advised that the above list is not comprehensive, but simply represents examples where comparative information has not been included.

15. We note disclosures on the following items, which appear to be non-GAAP measures. Please tell us your basis in IFRS for including these amounts and your consideration of the requirements of Item 10(e) of Regulation S-K.
   - Net financial debt, page F-10
   - Disclosures of non-recurring amounts without further explanation of the nature of these amounts, page F-30
   - ROCE, page 44

Note 1 – Accounting principles and methods, page F-6
Note 1-2. Preparation of 2004 figures in accordance with IFRS, page F-6

16. Citing relevant accounting literature, please tell us more about your election to add back your discounted receivables. In this regard, please tell us more about the nature of these receivables, how you accounted for these receivables under French GAAP, how you are accounting for these receivables under IFRS from January 1, 2004, and your basis under IFRS for your accounting. In addition, please tell us whether your accounting under IFRS gave rise to a difference between IFRS and US GAAP. Citing relevant accounting literature under US GAAP, please tell us why or why not. In addition, if you have determined that your accounting under IFRS differs from that of US GAAP, please tell us where you have reflected this difference.

Note 1-9. Business Combinations, page F-7

17. You state that management assesses operating performance at the level of country per business segment. However, you also state on page F-58 that you only have five operating segments: Water, Waste Management, Energy Services, Transportation and FCC. Please explain, in detail, your consideration of paragraph 10.b of SFAS 131. Given that management assesses performance at the level of country per business segment, it would appear that this level represents your operating segment under US GAAP, and that you are aggregating your operating segments pursuant to paragraph 17 of SFAS 131 to establish your five reportable segments. Please advise. If so, please identify for us each of your operating segments and your basis for aggregating into five reportable segments under US GAAP.

Note 1-10. Asset Impairments, page F-7

18. We note that your cash generating units (CGU) correspond to a country in each division. Based on your discussion of your business and MD&A, it appears to us that the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets may be at a lower level than that of the country. For example, we note that your acquisitions and disposals appear to be at a level lower than country in each division. As such, based on paragraph 69 of IAS 36, it would appear that your CGU's may be at a level more consistent with the level at which you make acquisitions and dispositions. Further, based on your disclosures on page F-51, it appears that you previously monitored goodwill at a level lower than your current CGU level. It is unclear why, for business purposes, you would now monitor goodwill at a higher level. Accordingly, please provide us with your analysis of CGUs and how you have determined that this is the appropriate level to perform your goodwill impairment analysis.

Note 1-11. Inventories, page F-8

19. In future filings, please disclose the method you use to determine the cost of inventory. See paragraph 36(a) of IAS 2.

Note 1-13. Provisions, page F-8

20. You state that you discount your provisions if the impact is material. Please tell us whether you discount your provisions under US GAAP and if so, your basis for doing so. Please also tell us the amounts recognized in your balance sheet and income statement for each period presented.

Note 1-14. Financial instruments, page F-8

21. You state on page F-9 that in the case of cash flow hedges, deferred gains or losses recognized in equity are released to the income statement in line with the recording of the items hedged. Please clarify for us and in future filings whether you release these gains or losses to the income statement when the *asset acquired or liability assumed affects the income statement*, consistent with paragraph 97 and 98.a of IAS 39, or whether you release these gains or losses to the *balance sheet* as part of the carrying value of the asset acquired or liability assumed, when that asset or liability is recorded, consistent with paragraph 98.b of IAS 39. If the latter, please:
   - confirm that you only apply this policy to hedges of forecast transactions that result in the recognition of non-financial assets and liabilities.
   - with respect to your policy for releasing deferred gains and losses from equity related to cash flow hedges of forecast transactions that result in the recognition of financial assets and liabilities, confirm to us that you comply with paragraph 97 if IAS 39 and disclose this policy in future filings.
   - if material, please quantify and disclose in future filings the effect of the difference between the accounting pursuant to paragraph 98.b of IAS 39 and 31 of SFAS 133.

22. With respect to your cash and cash equivalents:
- Please describe for us the nature and terms of your UCITS. In addition, citing relevant accounting literature under IFRS and US GAAP, please tell us your basis for classifying UCITS as part of cash and cash equivalents.
- You state that cash equivalents include deposits with a maturity of less than three months. Please confirm to us and revise, in future filings, that your cash equivalents only include those deposits with a maturity of less than three months *at the time of acquisition.* See paragraph 7 of IAS 7 and paragraph 8 of SFAS 95. Please also confirm the same is true for your negotiable debt instruments and revise your future filings accordingly.

23. For each period presented, please tell us the amounts recognized in goodwill, borrowings and financial income / expense as a result of the minority interest put options. If material, citing please tell us the basis for your accounting under US GAAP. In addition, if material, in future filings, please disclose the terms of the options, including the expiration dates, the exercise periods, and the amounts involved.

Note 1-15. Pension plans and other employee-related obligations, page F-9

24. We note that you early adopted IAS 19 (revised) as of January 1, 2005. Please tell us and disclose, in future filings, how you accounted for your pension and other employee-related obligations in 2004, particularly with respect to your accounting for actuarial gains and losses.

Note 1-17. Revenue (IAS 18), page F-10

25. Please tell us the following regarding your revenue recognition policy:
- You state that revenue is equal to the fair value of goods and services for which the risks and rewards of ownership and the control thereof have been effectively transferred to the buyer. Please confirm to us that your revenue recognition policy meets each of the criteria in paragraphs 14 and 20 of IAS 18. Please also revise your disclosures in future filings to disclose your compliance with the criteria in paragraphs 14 and 18. In your response, please show us what your future revisions will look like.
- For each revenue stream, please tell us and disclose in future filings details regarding the nature of each revenue stream, relevant terms associated with each revenue stream, and the specifics of when, in practice, each of the criteria in paragraphs 14 and 20 are met for each revenue stream and revenue is recognized. In your response, please show us what your future revisions will look like.
- Citing relevant accounting literature, for each revenue stream, please tell us how your revenue recognition policy under IFRS also complies with US GAAP.

- In future filings, please revise your critical accounting policies to disclose the nature of the estimates you make with respect to the recognition of your revenue, the assumptions and uncertainties associated with these estimates, the risks that your assumptions will change, and the extent to which your actual historical results have differed from your estimates. In your response, please show us what your future revisions will look like.
- You state that revenue excludes fees and taxes collected on behalf of local authorities when there is no risk of payment default by third parties. Please tell us how you account for and classify these fees and taxes when there is risk of payment default and your basis under IFRS and US GAAP for your accounting and classification. In future filings, please disclose your policy for these fees and taxes when there is risk of payment default. In your response, please show us what your future revisions will look like.
- In future filings, please disclose your policy regarding when you recognize financial income. In your response, please show us what your future revisions will look like.

Note 1-19. Income taxes, page F-10

26. You disclose that deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the enactment date. Please confirm to us that you measure these amounts using tax rates that have been enacted or *substantively enacted* by the balance sheet date for the appropriate jurisdiction in accordance with paragraphs 46-49 and 51-52 of IAS 12. In addition, if material, please quantify and disclose the difference between this accounting and US GAAP, which does not permit the use of substantively enacted tax rates.

Note 1-20. Accounting policies specific to environmental services activities, page F-10

27. Please tell us the following with respect to your environmental services contracts accounted for under IFRIC 4:
- Please help us understand the magnitude of these types of arrangements through some form of quantification for each period presented.
- Please specifically tell us the nature of the terms of these contracts that distinguish them from the other two types of contracts you have.
- Please tell us the points at which you receive cash throughout the contract, either from the customer or the end user, and the specific activity that cash relates to.
- Please tell us your consideration regarding the disclosure of the information listed in paragraph 47 of IAS 17.
- You state that where the lease transfers the risks and rewards of ownership of the asset in accordance with IAS 17 criteria, you recognize a loan. Please tell us your accounting where the lease does not transfer the risks and rewards of ownership.
- We note that during the build portion of your contract, you recognize revenue in accordance with IAS 11. Please tell us how you recognize revenue and costs, if at all, during the operate and transfer portions of your contracts.
- Please tell us whether you receive government grants with respect to these types of contracts and if so, your accounting for these government grants.

- With respect to your accounting under US GAAP:
  - We note that you applied EITF 01-8 prospectively, whereas you applied IFRIC 4 retrospectively. Citing relevant accounting literature, please tell us your accounting policy under US GAAP for these contracts, prior to your adoption of EITF 01-8.
  - Please address what consideration you gave to the applicability of EITF 00-21, specifically paragraph 14, to these contracts. If you do not believe these contracts represent multiple-element arrangements, please explain in detail the basis for your conclusion.

28. Please tell us the following with respect to your concessions and affermage contracts:
- Please help us understand the magnitude of these types of arrangements through some form of quantification for each period presented.
- Please specifically tell us the nature of the terms of these contracts that distinguish them from the other two types of contracts you have.
- Please tell us the points at which you receive cash throughout the contract, either from the customer or the end user, and the specific activity that cash relates to.
- Please tell us your basis for recognizing a "publicly-owned utility network" asset on your balance sheet. In this regard, please tell us your consideration of IFRIC 4 and IAS 17. In addition, please also tell us the basis for your accounting under US GAAP, including your consideration of EITF 01-8. Specifically address how you determined that these contracts did not convey a right to use the asset, as we note that these contracts provide for "customer involvement in the determination of the service and its remuneration."
- Please explain to us in detail your revenue and cost recognition policy under IFRS and US GAAP for these types of contracts.
- We note your policy in note 1-7 regarding government grants associated with all or part of publicly-owned utility networks. Please clarify whether these grants represent payment for the costs of your construction of the assets. If so, please clarify why you do not account for these grants under IAS 11. To the extent that these grants do not represent payment to you for construction of the assets, please tell us how you recover your investment in these assets.

29. Please tell us the following with respect to your other contracts:
- Please help us understand the magnitude of these types of arrangements through some form of quantification for each period presented.
- Please specifically tell us the nature of the terms of these contracts that distinguish them from the other two types of contracts you have. In particular, please clarify whether the assets under these contracts revert to the customer at the end of the contract period.
- Please tell us the points at which you receive cash throughout the contract, either from the customer or the end user, and the specific activity that cash relates to.

- Please tell us your basis for recognizing property, plant and equipment on your balance sheet. In this regard, please tell us your consideration of IFRIC 4 and IAS 17. In addition, please also tell us the basis for your accounting under US GAAP, including your consideration of EITF 01-8. Specifically address how you determined that these contracts did not convey a right to use the asset.
- Please explain to us in detail your revenue and cost recognition policy under IFRS and US GAAP for these types of contracts.
- Please tell us whether you receive government grants with respect to these types of contracts and if so, your accounting for these government grants.

30. We note that you will apply IFRIC draft interpretations D12, D13 and D14 beginning in 2006. Please advise us in detail why you will apply draft interpretations, instead of IFRIC 4, given that you have early adopted IFRIC 4 on January 1, 2004.

Note 1-21. Construction contracts (IAS 11), page F-11

31. With respect to your construction contracts, please tell us the following:
- Please tell us and disclose in future filings the types (i.e. fixed price, cost plus) of construction contracts that you enter into. For each type of contract, please disclose further details regarding the method used to determine contract revenue recognized and the stage of completion. Refer to the illustrative examples in the appendix to IAS 11. In your response, please show us what your future revisions will look like.
- In future filings, please disclose your method of allocating general costs pursuant to paragraph 18 of IAS 11. In your response, please show us what your future revisions will look like.
- In future filings, please disclose your policy regarding the recognition of revenue related to variations, claims and incentive payments. Please also disclose the amounts recognized in each period presented. In your response, please show us what your future revisions will look like.
- In future filings, please revise your critical accounting policies to disclose the nature of the estimates you make with respect to your accounting for construction contracts, the assumptions and uncertainties associated with these estimates, the risks that your assumptions will change, any changes in your estimates or assumptions for each period presented, and the extent to which your actual historical results have differed from your estimates. In your response, please show us what your future revisions will look like.
- We note that, "when total contract costs exceed total contract income, the expected loss is expensed immediately…" Please clarify for us and in future filings that you record a provision for a contract loss when it is *probable* that total contract costs will exceed total contract revenue as required by paragraph 36 of IAS 11.

Note 1-22. Electricity purchase and sale contracts, page F-11

32. Please tell us and clarify in future filings whether you had any contracts for which the
fair value is recognized over the contract term due to a lack of visibility as to market
liquidity. If so, please tell us and disclose in future filings the amounts involved for
each period presented. In addition, if material, citing relevant accounting literature,
please tell us why you record the net impact of the unwinding of these transactions in
revenue and the fair value movements in operating income under IFRS and US GAAP.

1-23. CO2 emission allowances, page F-11

33. Citing relevant accounting literature, please tell us the basis for your accounting for your
emission allowances under IFRS and US GAAP. In addition, please tell us and disclose
in future filings how you account for emission allowances granted to you.

Note 4 – Goodwill, page F-12

34. In future filings, please present goodwill impairment losses separately from disposals of
goodwill. See paragraph 75(d) and 75(e) of IFRS 3.

35. Please tell us your consideration of the disclosures required by paragraphs 134(a),
134(c), 134(e), 134(f), and 135 of IAS 36. In addition, with respect to the €70.0 million
goodwill impairment loss in the Scandinavian Transportation Division, please tell us
your consideration of the disclosures required by paragraphs 130(a), 130(e), 130(f), and
130(g). In your response, please also provide us with this information.

Note 5 – Other intangible assets, page F-13

36. Please tell us the nature of your contractual rights, your basis for recognizing these
rights as intangible assets and how you value these rights. In addition, please tell us
how you incorporate the risk that the governmental authority may terminate or modify
the contract with only some or no indemnification, as discussed in your risk factors, in
the valuation of these contracts. Finally, please confirm that these amounts only
represent contractual rights you have acquired from external parties, rather than rights
you have negotiated yourself.

37. Please tell us your basis for capitalizing fees paid to local authorities, including the
nature of the benefits you receive in exchange for these fees. In situations where you
have capitalized fees paid to local authorities in areas where you do not obtain the
necessary permits, authorizations or compensation to operate, as discussed in your risk
factors, please tell us how you account for these fees.

Note 6 – Property, Plant and Equipment, page F-14

38. In future filings please disclose the useful lives or the depreciation rates used for each class of property plant and equipment. Please also disclose the depreciation method(s) you use. In addition, please tell us and disclose in future filings the nature of your "other" property, plant and equipment.

Note 9 – Non-consolidated investments, page F-16

39. Please tell us the following regarding your non-consolidated investments:
   - Citing relevant accounting literature under IFRS and US GAAP, please tell us your basis for not accounting for Genova Aque and Ta-Ho Yunlin under the equity method of accounting. If you believe that the effect of equity accounting for these two entities would be immaterial, please provide us with your SAB 99 materiality analysis. The quantitative portion of your SAB 99 analysis should include the effect of these two entities on revenue, operating income, net income, current assets, non-current assets, total assets, current liabilities, non-current liabilities, total liabilities, and equity.
   - We note that you did not consolidate SEBS Gmbh and Kralove Hradec in 2005. We also note that you did not consolidated Rev Suisse and Vodarny Stredoceske in 2004. Citing relevant accounting literature under IFRS and US GAAP, please tell us why not. If you believe that the effect of equity accounting for these entities would be immaterial, please provide us with your SAB 99 materiality analysis. The quantitative portion of your SAB 99 analysis should include the effect of these two entities on revenue, operating income, net income, current assets, non-current assets, total assets, current liabilities, non-current liabilities, total liabilities, and equity.

Note 12 – Deferred tax assets and liabilities, page F-17

40. Please tell us, in detail, the nature and amounts of the items included in other deductible temporary differences of €517.0 million at December 31, 2005 and €487.6 million at December 31, 2004. Similarly, please also tell us, in detail, the nature and amounts of the items included in other taxable temporary differences of €383.0 million at December 31, 2005 and €288.0 at December 31, 2004.

41. We note you have recognized deferred tax assets of €692.3 related to tax losses. Please tell us and disclose, in future filings, the expiration dates of these tax losses. See paragraph 48 of SFAS 109.

42. We note that your deferred tax asset valuation allowance increased from €385.3 to €457.0 from December 31, 2004 to December 31, 2005. Please tell us where you have reflected this increase in your tax rate reconciliation on page F-29. In addition, please provide us with a rollforward of your valuation allowance from January 1, 2004 to December 31, 2005, separately disclosing additions with the offsetting entry recognized in your income statement, additions with the offsetting entry recognized elsewhere (please state where), reversals with the offsetting entry recognized in your income statement, and reversals with the offsetting entry recognized elsewhere (please state where).

43. Please tell us your consideration of the disclosure requirements in paragraphs 79, 80, 81(a) with respect to current tax, 81(d), 81(e), 81(f), and 81(g) of IAS 12.

44. Please tell us whether you have recognized a deferred tax liability with respect to your interests in your joint ventures, in accordance with paragraphs 39 and 43 of IAS 12. If not, please tell us why not.

Note 13 – Working Capital – Securitization of receivables in France, page F-19

45. We note you have a French receivable securitization program. It appears that of the €413.3 million of securitized receivables, you have maintained €377 on balance sheet, whereas you appear to have derecognized €36 million. Please confirm our understanding. In addition, please tell us, and in future filings include, your policies regarding this program in Footnote 1 – Accounting Principles and Methods.

Note 19 – Non-current and current provisions, page F-22

46. Please tell us and disclose the information required by paragraph 85 of IAS 37 with respect to the litigation including employee-related and tax, maintenance and repair costs accrued in advance, provision for work in progress and losses to completion on long-term contracts, warranties and customer care and other, as well as the specific events that resulted in the increase in the provisions in 2005. In addition, please disclose the amounts accrued with respect to your employee-related litigation, your tax litigation, and all other litigation.

47. Citing relevant accounting literature, please tell us your basis under IFRS for accruing maintenance and repair costs in advance. In particular, please tell us your consideration of paragraphs 17 – 19 of IAS 37.

Note 20 – Long-term borrowings, page F-24

48. We note that €1,798.0 million of your other long-term borrowings will mature in one to two years from December 31, 2005. Please tell us what portion of this amount will mature within one year from December 31, 2005. If material, please tell us why you have not classified this amount as a current liability.

<u>Note 25 – Operating income, page F-27</u>

49. We note your reversals related to property, plant and equipment of €16.4 million, related to inventory of €9.2 million, and related to negative goodwill of €7.5 million in 2005. Please tell us how you accounted for these reversals, as well as any you have recognized in 2004, in your US GAAP net income reconciliation. If you did not include adjustments in your US GAAP net income reconciliation to remove the effects of these reversals, please tell us your basis under US GAAP for reversing these amounts.

50. Please reconcile the charges to your provisions of €588.1 million and the reversals of €592.4 million, as well as the charges to your replacement costs of €351.1 million to your disclosures in note 19. To the extent that your disclosures in note 19 do not address these changes, please tell us and disclose in future filings the information required by paragraphs 84 and 85 of IAS 37.

<u>Note 28 – Income tax expense, page F-29</u>

51. Please tell us the nature and amounts of the items included within Other, net of 3.63% for the year ended December 31, 2005 and -2.02% for the year ended December 31, 2004, in your tax rate reconciliation.

<u>Note 30 – Net Income from discontinued operations, page F-29</u>

52. We note that your net income from discontinued operations for the year ended December 31, 2005 was nil; however, based on your disclosures in MD&A, your impairment losses on goodwill and elsewhere in your filing it appears that several business were disposed of during 2005. Specifically, from your disclosures on pages 13 -22, we note that you disposed of Bonna Sabla, Acque Potabili, Dalkia's facility management contracts in Germany, Dalkia's nuclear maintenance activities in France, and CBM, among others. Please tell us how you accounted for each of these entities (i.e. consolidate, proportionally consolidate, equity method accounting) prior to disposition and the percentage interest disposed. Please also tell us your consideration of IFRS 5 in determining not to present these disposals as discontinued operations.

53. Similarly, please tell us how you accounted for each of the entities you disposed of in 2004 (i.e. consolidate, proportionally consolidate, equity method accounting), prior to disposition and the percentage interest disposed. Please also tell us your basis for treating these entities as discontinued under IFRS 5.

54. In addition, we note that under US GAAP, you do not appear to have any discontinued operations in 2004 or 2005. Please provide us with your analysis of paragraphs 41-44 of SFAS 144 with respect to each of your disposals in 2004 and 2005.

55. Please tell us why you recognized income tax expense of €61.3 million related to Water's loss on disposal of €99.5. Please also tell us why you recognized income tax expense of €31.2 million related to FCC's loss on disposal of €2.8 million.

56. Please tell us your consideration of paragraph 33(c) of IFRS 5 with respect to the presentation of the operating, investing and financing activities of your discontinued operations. In addition, please tell us how you have reflected these cash flows in your consolidated statement of cash flows.

57. Please tell us your consideration with respect to disclosing the information required by paragraphs 41(a) and 41(b) of IFRS 5, as well as the proceeds received from disposal and the composition of the assets and liabilities sold.

Note 34 – Derivative instruments accounting position and market risks management, page F-31

58. You state on page F-31 that you centralize the management of your financial risks in order to ensure better control. You also state on page F-33 that optional hedges may be negotiated with the front office. Please help us understand these statements by clarifying whether your subsidiaries use derivatives entered into with another one of your subsidiaries (e.g. a treasury center). In this regard, please tell us your consideration of paragraph 73 of IAS 39.

Note 35 – Employee benefits, page F-36

59. We note that you accounted for certain multi-employer defined benefit pension plans as defined contribution plans. Please tell us why the information required to account for the plans as defined benefit plans is not available. In addition, please tell us your consideration of paragraphs 30(c), 32A, and 32B in the accounting and disclosure related to your pension plans.

60. Please tell us how you complied with the disclosure requirements in paragraphs 120A(i) and 120A(l) of IAS 19, as well as paragraphs 5.d(2) of 5.k of SFAS 132(R).

Note 36 – Main acquisitions in 2005, page F-39

61. We note your disclosures regarding the acquisition in Germany and in Poland. However, from your disclosures on pages 13 – 22, we note a number of other acquisitions, including water companies in Sicily and Calabria, an additional stake in the company that operates water services in the province of Latina, the repurchase of 47.5% of United Water in Australia, the activities of the Weir Group, Shanks, IGSA, Conade, Kalorit, Unite, the remaining share capital of Eurolines, an 83.14% interest in Helgelandske AS, ATC / Vancom, and Sodeli, among others. Please tell us your consideration of the disclosures required by paragraph 68 of IFRS 3 with respect to these acquisitions, as well as your acquisitions in 2004.

62. With respect to the Lodz acquisition, please tell us your consideration of the disclosures required by paragraphs 67(h) and 69.

Note 42 – Commitments and contingencies, page F-42

63. Please tell us how you determined that your debt guarantees, and warranty obligations disclosed on page F-43, as well as the €675 million debt guarantee of the Berlin water services company disclosed on page F-45, did not meet the criteria for liability recognition under FIN 45.

Note 48 – Impact of IFRS transition, page F-48

64. Please explain the following regarding your IFRS transition:
   - Please tell us where you reflected the offsetting debit entry related to the €118 million of deferred charges you do not recognize under IFRS. Please tell us the basis for your accounting.
   - Your basis under IFRS and US GAAP for reclassifying €2,129.3 million of revenue to cost of sales. In future filings, please revise note 1-17 to disclose your policy regarding the classification of this revenue.
   - Regarding the IFRIC 4 loans recognized on a completion basis, please confirm our assumption that the €147.3 million reconciling item represents revenue recognized under IAS 11. If so, please tell us where you have reflected the costs associated with your percentage of completion contracts in your operating income reconciliation on page F-53. If not, please advise.
   - Please tell us why the tax on the foreign exchange losses on US disposals was €140.4 million, or approximately 282% of the amount of foreign exchange losses reversed in your reconciliation from French GAAP to IFRS.
   - Please explain in greater detail, using amounts where helpful, the basis for your adjustment to net cash from investing activities of €369 million related to proceeds on disposal of investments.

Note 49 – Main companies included in the 2005 consolidated financial statements, page F-55

65. Please tell us your basis for proportionately consolidating the following entities under IAS 31. Based on your percentage holding, it would appear that you either hold a majority or minority interest such that the entity is not jointly controlled.
   - Société des Eaux de Marseille and its subsidiaries – 48.83%
   - Société des Eaux du Nord – 49.54%
   - Berliner Wasser Betriebe – 24.95%
   - Veolia Water Shenzhen – 25.0%
   - Dalkia Morava – 49.05%
   - Dalkia PLC and its subsidiaries – 50.02%
   - Siram SPA and its subsidiaries – 50.02%
   - ZTO (Dalkia Ostrava) – 46.60%
   - Dalkia Poznan Zep and its subsidiaries – 25.72%

   If you believe that these entities have an immaterial effect on your consolidated financial statements, please provide us with your SAB 99 materiality analysis. The quantitative portion of your SAB 99 analysis should indicate the effect of each of the above entities on revenue, operating income, net income, current assets, non-current assets, total assets, current liabilities, non-current liabilities, total liabilities, and equity.

Note 50 – Supplemental disclosures, page F-58

66. We note that you have restated your 2004 US GAAP net income and shareholders equity to reflect an additional impairment charge of €69.3 million related to Transportation North Europe and Energy Netherlands. Given that you now appear to be testing for goodwill impairment at the same level under IFRS and US GAAP (i.e. country in each division), please explain why you did not recognize an impairment charge under IFRS in 2004 related to Transportation North Europe and Energy Netherlands.

67. Your disclosures regarding your restatement of your 2004 US GAAP net income and shareholders equity to reflect an additional impairment charge suggest that this restatement is the result of your re-testing of goodwill in 2004, based on your new 2005 reporting structure. However, SFAS 142 does not allow for the re-testing of prior year goodwill based on the application of a new reporting structure to the prior year. Instead, based on our letter dated March 30, 2006, we assume that this restatement is the result of the reconsideration of your identification of your reporting units in 2004, based on your reporting structure in 2004, in order to comply with SFAS 142 in 2004. Please advise.

68. We note that you have classified your deferred tax assets and liabilities as non-current, consistent with paragraph 70 of IAS 1. As your classification under IFRS differs from the requirements of paragraph 41 of SFAS 109, please tell us why you have not disclosed the amounts and nature of this classification differences in your US GAAP reconciliation note.

69. With respect to your shareholders' equity reconciliation, please tell us the following:
- Please tell us why the commitments to maintain and repair assets reconciling items of €139.5 million in 2005 and €163.2 million in 2004 do not tie to the amounts presented in note 19 of €293.0 million in 2005 and €324.8 million in 2004.
- Why your tax adjustment is a debit to your reconciliation of €106.3 million in 2005, when the net effect of the differences between IFRS and US GAAP shareholders' equity is also a debit. We would have expected the tax adjustment to be in the opposite direction as the net effect of your other adjustments.

70. With respect to your net income reconciliation, please tell us the following:
- Why you appear to have goodwill amortization differences in 2004 and 2005 when amortization is not permitted under either IFRS or US GAAP.
- Why you add back €78.6 million of impairment charges under US GAAP.
- The nature and basis of your adjustment of €94.6 million related to the effect of disposal of business on intangible assets.
- The nature and basis of your adjustment of €43.7 million in 2004 related to financial instruments.
- The reason your tax adjustments are so significant in comparison to the net effect of the other adjustments in your reconciliation.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Branch Chief